EXHIBIT 7

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE dated as of August 22, 2012 (the “Second Supplemental Indenture”) by and among Sociedad de Inversiones Pampa Calichera S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile  (the “Company”), Deutsche Bank Trust Company Americas, a New York banking corporation, as Trustee (the “Trustee”), and Deutsche Bank Luxembourg S.A., as Luxembourg Paying Agent and Listing Agent (the “Luxembourg Agent”), under the Indenture dated February 14, 2007, as amended by the First Supplemental Indenture, dated as of December 4, 2008 (as so supplemented, the “Indenture”) among the Company, the Trustee, and the Luxembourg Agent.

W I T N E S S E T H

WHEREAS, the Company has issued its 7.75% Senior Secured Notes due 2022 (the “Securities”) in the aggregate principal amount of US$250,000,000 under and pursuant to the Indenture, of which US$250,000,000 is outstanding as of the date hereof;

WHEREAS, Section 10.02 of the Indenture provides that the Company and the Trustee may enter into a supplemental indenture amending provisions of the Indenture and the Securities as well as into an amendment to the Share Pledge Agreement with the written consent of Holders of not less than a majority in aggregate principal amount of Securities at the time outstanding;

WHEREAS, the Company has solicited consents of Holders (the “Consent Solicitation”) pursuant to the consent solicitation statement dated July 25, 2012, as amended by Supplement No. 1 thereto, dated August 14, 2012, and related letter of consent dated July 25, 2012, as revised and superseded by the letter of consent dated August 14, 2012, to modify the Indenture and the Share Pledge Agreement;

WHEREAS, Global Bondholder Services Corporation, as information and tabulation agent under the Consent Solicitation, has advised the Company that it has received validly executed consents from Holders representing a majority of the aggregate principal amount outstanding of Securities on or prior to the date hereof and those consents have not been revoked;

WHEREAS, the Share Pledge Agreement, which is governed by Chilean law and is in the Spanish language, is being simultaneously amended pursuant to a separate amendment by and between the Company and the Trustee to revise the mechanism for triggering the obligation of the Company to pledge additional SQM shares to maintain a minimum collateralization ratio of at least 3.0 (the “Minimum Collateralization Ratio”) if the ratio of (a) Fair Market Value (as defined in the Indenture) of Series A or Series B shares of SQM pledged to the Trustee to (b) the total principal amount of the Notes outstanding (the “Collateralization Ratio”) remains below the Minimum Collateralization Ratio during a predefined period of time, as follows:  (i)  if the Collateralization Ratio remains below the Minimum Collateralization Ratio of 3.0 but above the Collateralization Ratio of 2.7 for a period of 60 consecutive days, the Company will be required to pledge additional SQM shares up to the Minimum Collateralization Ratio of 3.0 within 10 business days after becoming aware of such event, and (ii) if at any point in time the Collateralization Ratio falls below 2.7, the Company will be required to pledge additional SQM shares up to the Minimum Collateralization Ratio of 3.0 within 3 business days after becoming aware of such event;

WHEREAS, all things necessary for the execution of this Second Supplemental Indenture and to make this Second Supplemental Indenture a valid and binding agreement of the Company, the Trustee, and the Luxembourg Agent have been done;

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows:

ARTICLE I

RATIFICATION; DEFINITIONS

Section 1.01.  Supplemental Indenture.  This Second Supplemental Indenture is supplemental to, and is entered into in accordance with, Section 10.02 of the Indenture and all the provisions of the Indenture are in all other respects ratified and confirmed and shall remain in full force and effect.

Section 1.02.  Definitions.  Unless the context shall otherwise require, all terms which are defined in Section 1.01 of the Indenture shall have the same meanings, respectively, in this Second Supplemental Indenture as such terms are given in said Section 1.01 of the Indenture.

ARTICLE II

AMENDMENTS

Section 2.01.  Amendments to Section 1.01.

(a)  Section 1.01 of the Indenture is amended by eliminating the following definitions therefrom:

““Affiliated Transaction” has the meaning ascribed to such term in Section 5.05, hereof.”

““Asset Acquisition” means:

(1)          an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person will become a Restricted Subsidiary, or will be merged with or into the Company or any Restricted Subsidiary;

(2)          the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business; or

(3)          any revocation with respect to an Unrestricted Subsidiary.”

““Asset Sale” means any direct or indirect sale, disposition, issuance, conveyance, transfer, lease, assignment or other transfer (each, a “disposition”) by the Company or any Restricted Subsidiary of:

(a)          any Capital Stock (other than Capital Stock of the Company); or

(b)          any property or assets (other than cash, Cash Equivalents or Capital Stock) of the Company or any Restricted Subsidiary.

Notwithstanding the preceding, the following will not be deemed to be Asset Sales:

(1)          any disposition identified in clause (a) or (b) above if, immediately following such disposition, the Company would be able to Incur at least US$1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with Section 5.02 hereof; provided, that any such disposition would not require the Company to make a Change of Control Offer;

(2)          the disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries in compliance with Section 6.01 hereof;

(3)          a disposition to the Company or a Restricted Subsidiary, including a person that is or will become a wholly owned Restricted Subsidiary immediately after the disposition;

(4)          any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$0.5 million; provided, that any such disposition would not require the Company to make a Change of Control Offer;

(5)          an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary; and

(6)          the sale or other disposition of Cash Equivalents on an arm’s length basis.”

““Asset Sale Offer” has the meaning ascribed to such term in Section 5.06 hereof.”

““Asset Sale Offer Amount” has the meaning ascribed to such term in Section 5.06 hereof.”

““Asset Sale Transaction” means any Asset Sale and, whether or not constituting an Asset Sale, (1) any sale or other disposition of Capital Stock, (2) any designation with respect to an Unrestricted Subsidiary and (3) any sale or other disposition of property or assets excluded from the definition of Asset Sale by clause (2) of that definition.”

““Commodity Agreement” means any commodity or raw material futures contract, commodity or raw materials option, or any other agreement designed to protect against or manage exposure to fluctuations in commodity or raw materials prices.”

““Consolidated Net Worth” means total shareholders equity minus goodwill and intangible assets, all computed in accordance with Chilean GAAP.”

““Currency Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement as to which such Person is a party designed to hedge foreign currency risk of such Person.”

““Deeply Subordinated Indebtedness” means all Indebtedness of the Company (1) which will not have the benefit of any negative pledge covenant, (2) the terms of which provide that, in the event that (a) an installment of interest with respect to such Indebtedness is not paid on the applicable interest payment date or (b) the principal of (or premium, if any, on) any such Indebtedness is not paid on the stated maturity or other date set for redemption, then the obligation to make such payment and such interest payment date, maturity date or other redemption date will not be a default under such Indebtedness until after the maturity date of the Securities and (3) the terms of which provide that no amount will be payable in bankruptcy, liquidation or any similar proceeding with respect to the Company until all claims of senior creditors of the Company, including without limitation the Holders, admitted in such proceeding have been satisfied.”

““Financial Debt” means the aggregate amount of all indebtedness of the Company and the Restricted Subsidiaries (consolidating those entities only) determined in accordance with Chilean GAAP.”

““Four Quarter Period” has the meaning ascribed to such term in the definition of “Interest Coverage Ratio”.”

““Hedging Obligations” means the obligations of any Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.”

““Interest Coverage Ratio” means, for any Person as of any date of determination, the ratio of the aggregate amount of Unconsolidated EBITDA of such Person for the four most recent full fiscal quarters for which financial statements are available ending prior to the date of such determination (the “Four Quarter Period”) to Unconsolidated Financial Expenses for such Person for such Four Quarter Period.  For purposes of this definition, “Unconsolidated EBITDA” and “Unconsolidated Financial Expenses” will be calculated after giving effect on a pro forma basis as determined in the good faith judgment of the Company’s Chief Financial Officer for the period of such calculation to:

(1)          the Incurrence or repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries (Restricted Subsidiaries in the case of the Company), and the application of the proceeds thereof, including the Incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring during such Four Quarter Period or at any time subsequent to the last day of such Four Quarter Period and on or prior to such date of determination, to the extent, in the case of an Incurrence, such Indebtedness is outstanding on the date of determination, as if such Incurrence and the application of the proceeds thereof, repayment or redemption occurred on the first day of such Four Quarter Period; and

(2)          any Asset Sale Transaction or Asset Acquisition by such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including any Asset Sale Transaction or Asset Acquisition giving rise to the need to make such determination occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition occurred on the first day of the Four Quarter Period.

Furthermore, in calculating “Unconsolidated Financial Expenses” for purposes of determining the denominator (but not the numerator) of this “Interest Coverage Ratio”,

(a)          interest on outstanding Indebtedness determined on a fluctuating basis as of the date of determination and which will continue to be so determined thereafter will be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on such date of determination, provided that any interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by Hedging Obligations, will be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements;

(b)          if interest on any Indebtedness actually Incurred on such date of determination may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on such date of determination will be deemed to have been in effect during the Four Quarter Period;

(c)          interest on a Capitalized Lease Obligation will be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with Chilean GAAP; and

(d)          for purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the applicable period.”

““Investment” means, with respect to any person, any:

(1)          direct or indirect loan or other extension of credit (including, without limitation, a guarantee) to any other person;

(2)          capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others) to any other person; or

(3)          any purchase or acquisition by such person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other person.

For purposes of the Section 5.03 hereof, the Company or its Restricted Subsidiaries will be deemed to have made an “Investment” in an Unrestricted Subsidiary at the time of its Designation, which will be valued at the Company’s portion (proportionate to the sum of the Company’s and its Restricted Subsidiaries’ equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time of its Designation.  Any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer.

If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any common stock of a Restricted Subsidiary (including any issuance and sale of Capital Stock by a Restricted Subsidiary) such that, after giving effect to any such sale or disposition, such Restricted Subsidiary would cease to be a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the sum of the Fair Market Value of the Capital Stock of such former Restricted Subsidiary held by the Company or any Restricted Subsidiary immediately following such sale or other disposition and the amount of any Indebtedness of such former Restricted Subsidiary guaranteed by us or any Restricted Subsidiary or owed to us or any other Restricted Subsidiary immediately following such sale or other disposition.”

““Leverage Ratio” means as of any date of determination, the ratio of the aggregate amount of Financial Debt as of such date to Unconsolidated EBITDA for the Four Quarter Period.

For purposes of this definition, “Financial Debt” will be calculated after giving effect on a pro forma basis as determined in the good faith judgment of the Company’s Chief Financial Officer to:

(1)          the Incurrence or repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries (Restricted Subsidiaries in the case of the Company), and the application of the proceeds thereof, including the Incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring since the date of the most recent balance sheet; and

(2)          any Asset Sale Transaction or Asset Acquisition by such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including any Asset Sale Transaction or Asset Acquisition giving rise to the need to make such determination occurring since the date of the most recent balance sheet.

Furthermore, in calculating “Financial Debt” for purposes of determining the denominator (but not the numerator) of this “Leverage Ratio”, for purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

For purposes of this definition, “Unconsolidated EBITDA” will be calculated after giving effect on a pro forma basis as determined in the good faith judgment of the Company’s Chief Financial Officer for the period of such calculation to any Asset Sale Transaction or Asset Acquisition by such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including any Asset Sale Transaction or Asset Acquisition giving rise to the need to make such determination occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to such date of determination, as if such Asset Sale Transaction or Asset Acquisition occurred on the first day of the Four Quarter Period.”

““Minimum Consolidated Net Worth Ratio” means as of any date of determination, the ratio of the aggregate amount of Financial Debt as of such date to Consolidated Net Worth as of such date.

For purposes of this definition, “Financial Debt” and “Consolidated Net Worth” will be calculated after giving effect on a pro forma basis as determined in the good faith judgment of the Company’s Chief Financial Officer to:

(1)          the Incurrence or repayment or redemption of any Indebtedness of such Person or any of its Subsidiaries (Restricted Subsidiaries in the case of the Company), and the application of the proceeds thereof, including the Incurrence of any Indebtedness, and the application of the proceeds thereof, giving rise to the need to make such determination, occurring since the date of the most recent balance sheet; and

(2)          any Asset Sale Transaction or Asset Acquisition by such Person or any of its Subsidiaries (Restricted Subsidiaries, in the case of the Company), including any Asset Sale Transaction or Asset Acquisition giving rise to the need to make such determination occurring since the date of the most recent balance sheet.

Furthermore, in calculating “Financial Debt” for purposes of determining the numerator (but not the denominator) of this “Leverage Ratio”, for purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based upon the average daily balance of such Indebtedness during the applicable period.”

““Minimum Legally Required Dividend” means, for any person and any period, an amount equal to (i) 30% of such person’s annual consolidated net income, determined on a Chilean GAAP basis, if such amount is required to be paid as a dividend under the Chilean Corporations Law, or (ii) such other amount that the Chilean Corporations Law, or such other law, regulation or statute which replaces, supersedes or succeeds it, would establish in the future as the minimum dividend required to be distributed by a publicly held corporation to holders of its Capital Stock during such period.”

““Permitted Indebtedness” means, without duplication, each of the following:

(1)          Indebtedness in respect of the Securities originally issued on the Issue Date;

(2)          other Indebtedness of the Company outstanding on the Issue Date;

(3)          intercompany Indebtedness or Preferred Stock among the Company and any of its Restricted Subsidiaries; provided, that in the event that at any time any such Indebtedness ceases to be held by the Company or any Restricted Subsidiary, such Indebtedness will be deemed to be Incurred and not permitted by this clause (3) at the time such event occurs;

(4)          Indebtedness of the Company or any Restricted Subsidiary arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, that such Indebtedness is extinguished within five business days after the Company or such Restricted Subsidiary receives notice thereof;

(5)          Indebtedness of any Restricted Subsidiary represented by letters of credit for the account of the Company or any Restricted Subsidiary in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(6)          Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to clause (1), (2), (6) or (7) of this definition of “Permitted Indebtedness”;

(7)          the guarantee by the Company or a Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be Incurred by such person under the terms of this Indenture;

(8)          the Incurrence by the Company of any foreign exchange contract, currency swap agreement or other similar agreement or arrangement, which may include the use of derivatives, designed to protect the Company against fluctuations in currency values that are Incurred for the purpose of fixing or hedging exchange rate risk with respect to agreements or Indebtedness of the Company payable in a currency other than Chilean pesos; provided, that such agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities or compensation payable thereunder;

(9)          the Incurrence by the Company of any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement designed to protect the Company against fluctuations in interest rates that are Incurred for the purpose of fixing or hedging interest rate risk with respect to agreements or Indebtedness of the Company; provided, that such agreements do not increase the Indebtedness of the Company outstanding at any time other than as a result of fluctuations in interest rates or by reason of fees, indemnities or compensation payable thereunder;

(10)          the Incurrence of Indebtedness by the Company, to the extent the net proceeds thereof are promptly (A) used to purchase the Securities pursuant to a Change of Control Offer or (B) deposited to defease the Securities pursuant to Section 9.01 hereof;

(11)          Deeply Subordinated Indebtedness; and

(12)          the Incurrence by the Company or any Restricted Subsidiary of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Refinancing Indebtedness Incurred to refund, refinance or replace any Indebtedness Incurred pursuant to this clause (12), not to exceed US$10.0 million.”

““Permitted Investment” means, without duplication, each of the following:

(1)          an Investment by the Company or any Restricted Subsidiary in the Company, a Restricted Subsidiary or a person that will, upon the making of such Investment, become a Restricted Subsidiary;

(2)          an Investment by the Company or any Restricted Subsidiary in another person if as a result of such Investment such other person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary;

(3)          (a) Cash Equivalents, (b) time deposits or certificates of deposit of a Chilean bank (other than any affiliate of the Company), the commercial paper or other short-term unsecured debt obligations of which (or, in the case of a bank that is the principal subsidiary of a holding company, of such holding company) are rated N1+ by the Chilean risk classification agencies and which matures within 90 days and (c) commercial paper of a Chilean issuer (other than any affiliate of the Company) the long-term unsecured debt obligations of which are rated AA by the Chilean risk classification agencies and which matures within 90 days;

(4)          payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(5)          stock, obligations or securities received in satisfaction of judgments;

(6)          stock, obligations or securities received in satisfaction of any debts owing to the Company or any Restricted Subsidiary, other than any stock, obligations or securities of any affiliate of the Company;

(7)          any Investment by the Company or any Restricted Subsidiary in any person to the extent such Investment represents the non-cash or non-Cash Equivalent portion of the consideration received for an Asset Sale made in compliance with Section 5.06 hereof;

(8)          Investments which are made exclusively with Capital Stock of the Company (other than Disqualified Capital Stock);

(9)          any Indebtedness permitted pursuant to clauses (8) and (9) of the definition of Permitted Indebtedness; and

(10)          any Investment by the Company in SQM out of the proceeds of the sale of  the Securities.”

““Permitted Lien” means:

(1)          Liens in favor of the Company or another Restricted Subsidiary that secure Indebtedness of a Restricted Subsidiary or the Company;

(2)          Liens over any property existing at the time of the acquisition of such property by the Company or any of its Restricted Subsidiaries and not created in connection with such acquisition;

(3)          Liens in existence on the Issue Date; provided, however, that on or after 180 days after the Issue Date, any of such Liens, or any extension, renewal or replacement of such Liens as described in clause (7) hereof, will cease to be a “Permitted Lien”;

(4)          Liens for taxes, assessments, and governmental charges or claims that are not more than 30 days past due (including all relevant extensions), other than taxes, assessments, charges and claims that are being contested in good faith in appropriate proceedings;

(5)          Liens imposed by law on property of the Company, arising in the ordinary course of business and securing payment of obligations that are not more than 30 days past due, other than obligations that are being contested in good faith in appropriate proceedings;

(6)          Liens in favor of the holders of the Notes over the Interest Reserve Account or the SQM Pledged Shares; and

(7)          any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (1), (2) or (3), inclusive of any Indebtedness secured thereby, provided that the principal amount of Indebtedness so secured thereby will not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement Lien will be limited to all or part of the property which secured the Lien extended, renewed or replaced (plus improvements on or additions to such property).”

““Permitted Payment” has the meaning ascribed to such term in Section 5.03 hereof.”

““Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock and any warrants, rights or options to purchase or acquire Capital Stock that is not Disqualified Capital Stock that are not convertible into or exchangeable into Disqualified Capital Stock.”

““Refinancing Indebtedness” means, with respect to any security or Indebtedness of the Company or a Restricted Subsidiary, any refinancing, extension, renewal, refund, repayment, redemption, defeasance or retirement of, or issuance of a security or Indebtedness in exchange or replacement for (a “Refinancing”), such security or Indebtedness in whole or in part, to the extent such Refinancing does not:

(1)          result in an increase in the aggregate principal amount of the Indebtedness of such person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing the Indebtedness subject to Refinancing and plus the amount of reasonable expenses incurred by such person in connection with such Refinancing); or

(2)          create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness subject to Refinancing or (b) a final maturity earlier than the final maturity of the Indebtedness subject to Refinancing; provided, that (i) if such Indebtedness subject to Refinancing is Indebtedness of the Company, then such Refinancing Indebtedness will be Indebtedness of the Company, (ii) if such Indebtedness subject to Refinancing is Indebtedness of any Restricted Subsidiary, then such Refinancing Indebtedness will be Indebtedness of a Restricted Subsidiary and (iii) if such Indebtedness subject to Refinancing is Subordinated Indebtedness, then such Refinancing Indebtedness will be subordinate to the Securities at least to the same extent and in the same manner as the Indebtedness being Refinanced.”

““Restricted Payment” has the meaning ascribed to such term in Section 5.03 hereof.”

““Subordinated Indebtedness” means any Indebtedness that is expressly subordinated in right of payment to the Securities.”

““Unconsolidated EBITDA” means, for any Person for any period, dividends received minus unconsolidated administrative and selling expenses, calculated on an unconsolidated basis in accordance with Chilean GAAP.”

““Unconsolidated Financial Expenses” means, for any Person for any period, the sum, without duplication, calculated on an unconsolidated basis in accordance with Chilean GAAP of:

(1)          Unconsolidated Interest Expense for such Person for such period, plus

(2)          the amount of all cash and non-cash dividend payments on any series of Preferred Stock or Disqualified Capital Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period.”

““Unconsolidated Interest Expense” means, for any Person for any period, the sum of, without duplication determined on an unconsolidated basis in accordance with Chilean GAAP:

(1)          the aggregate of cash and non cash interest expense of such Person for such period determined on an unconsolidated basis in accordance with Chilean GAAP, including, without limitation (whether or not interest expense in accordance with Chilean GAAP):

(a)          any amortization or accretion of debt discount or any interest paid on Indebtedness of such Person in the form of additional Indebtedness (but excluding any amortization of deferred financing and debt issuance costs),

(b)          the net costs under Hedging Obligations (but excluding amortization of fees),

(c)          commissions, discounts and other fees and charges Incurred in respect of letters of credit or bankers’ acceptances, and

(d)          any interest expense paid in respect of Indebtedness of another Person that is Guaranteed by such Person or secured by a Lien on the assets of such Person; and

(2)          the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person during such period.”

““Yara International” means Yara International ASA, a corporation formed under the laws of the Kingdom of Norway.”

(b)  The definition of “Additional Securities” in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as follows:

““Additional Securities” means, subject to the Company’s compliance with Section 5.15 hereof, 7.75% Senior Secured Notes due 2022, having identical terms and conditions as the Securities, issued from time to time after the Issue Date under the terms of this Indenture (other than pursuant to Section 2.07, 2.08 and 2.10 this Indenture).”

(c)  The definition of “Existing Investors” in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as follows:

““Existing Investors” means Julio Ponce Lerou, any member of his immediate family, and any of his or their legal heirs (or similar legal successors upon death).”

(d)  The definition of “Unrestricted Subsidiary” in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as follows:

““Unrestricted Subsidiary” means (a) any subsidiary of an Unrestricted Subsidiary, (b) SQM and (c) any future subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a board resolution (a “Designation”), but only to the extent that such subsidiary:

(1)          has no Indebtedness other than Non-Recourse Debt;

(2)          is not a party to any agreement, contract or understanding with the Company or any Restricted Subsidiary; and

(3)          is a person with respect to which neither the Company nor any Restricted Subsidiary has any direct or indirect obligation (A) to subscribe for additional Capital Stock or (B) to maintain or preserve such person’s financial condition or to cause such person to achieve any specified levels of operating results.

Any such Designation will be evidenced to the Trustee by filing with the Trustee a certified copy of the board resolution giving effect to such Designation and an officer’s certificate certifying that such Designation complied with the foregoing conditions.  If, at any time, any Unrestricted Subsidiary which has been Designated as such pursuant to clause (c) above (or which is the subsidiary of such an Unrestricted Subsidiary) would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary and any Indebtedness and any Liens of such Subsidiary will be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness or such Liens are not permitted to be Incurred as of such date, the Company will be in default under the terms of this Indenture).”

Section 2.02.  Amendments to Certain Provisions of Article V.

(a)  Sections 5.02, 5.03, 5.04, 5.05 and 5.06 of the Indenture will be eliminated therefrom.

(b)  The following Section 5.16 will be added to the Indenture:

“Section 5.16.  Negative Pledge.

The Company will own and maintain, at all times, Series A or Series B shares of SQM with a Fair Market Value of not less than US$100.0 million, free and clear of any Lien and reserved for the Company to pledge to the Trustee for the benefit of the Holders of the Securities pursuant to the Share Pledge Agreement so that the Fair Market Value of all of the Series A and Series B shares of SQM pledged to the Trustee for the benefit of the Holders of the Securities will be at least equal to 3.0 times the principal amount of the Securities outstanding.”

Section 2.03.          Amendments to Certain Provisions of Article VI.

(a)  Section 6.01(b) of the Indenture will be eliminated therefrom.

(b) The following part of Section 6.01 of the Indenture will be eliminated therefrom:

“The provisions of clause (b) above will not apply to:

(1)          any transfer of the properties or assets of a Restricted Subsidiary to the Company or to a wholly owned Restricted Subsidiary;

(2)          any merger of a Restricted Subsidiary into the Company; and

(3)          any merger of the Company into a wholly owned Restricted Subsidiary created for the purpose of holding the Company’s Capital Stock,

so long as, in each case, the Indebtedness of the Company and that of its Restricted Subsidiaries is not increased thereby.”

Section 2.04.          Amendments to Certain Provisions of Article VII. Section 7.01(12) of the Indenture will be eliminated therefrom.

Section 2.05.Amendments to Certain Provisions of Article VIII. Section 8.06 is hereby amended and restated in its entirety to read as follows:

“Section 8.06.  Reports by Trustee to Holders.  As promptly as practicable beginning May 1, 2007 and in any event prior to July 1 in each year, the Trustee shall mail to each Securityholder a brief report that complies with TIA § 313(a), but only if required under such section.  The Trustee shall also comply with TIA § 313(b).

A copy of each report at the time of its mailing to Securityholders shall be filed with the Commission and each stock exchange (if any) on which the Securities are listed.  The Company agrees to notify promptly the Trustee whenever the Securities become listed on any stock exchange and of any delisting thereof.”

Section 2.06.          Amendments to Certain Provisions of Article IX. Section 9.01(c) is hereby amended and restated in its entirety as follows:

“(c)  Upon the Company’s exercise under Section 9.01 hereof of the option applicable to this Section 9.01(c), the Company will, subject to the satisfaction of the conditions set forth in Section 9.02 hereof, be released from each of its obligations under the covenants contained in Sections 5.07, 5.08, 5.09, 5.10, 5.11, 5.12 and 5.13 hereof with respect to the outstanding Securities on and after the date the conditions set forth in Section 9.02 hereof are satisfied (hereinafter, “Covenant Defeasance”), and the Securities will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (in being understood that such Securities will not be deemed outstanding for accounting purposes).  For this purpose, Covenant Defeasance means that, with respect to the outstanding Securities, the Company may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 7.01 hereof, but, except as specified above, the remainder of this Indenture and such Securities will be unaffected thereby.  In addition, upon the Company’s exercise under Section 9.01 hereof of the option applicable to this Section 9.01(c), subject to the satisfaction of the conditions set forth in Section 9.02 hereof, Sections 7.01(3) and (4) hereof will not constitute Events of Default.”

ARTICLE III

MISCELLANEOUS

Section 3.01.  Effective Date.  This Second Supplemental Indenture shall become effective upon execution and delivery hereof.

Section 3.02.  Counterparts.  This Second Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.  Delivery of an executed counterpart of a signature page to this Second Supplemental Indenture by telecopier shall be effective as delivery of a manually executed counterpart of this Second Supplemental Indenture.

Section 3.03.  Acceptance.  The Trustee accepts the Indenture, as supplemented by this Second Supplemental Indenture, and agrees to perform the same upon the terms and conditions set forth therein as so supplemented.  The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Second Supplemental Indenture or the due execution hereof by the Company or the Luxembourg Agent or for or in respect of the recitals contained herein, all of which are made solely by the Company and the Luxembourg Agent.

Section 3.04.  Successors and Assigns.  All covenants and agreements in this Second Supplemental Indenture by the Company, the Luxembourg Agent or the Trustee shall bind its respective successors and assigns, whether so expressed or not.

Section 3.05.  Severability.  In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 3.06.  Governing Law.  This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.07.  Incorporation into Indenture.  All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as amended and supplemented by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

Section 3.08. Notices.  All notices, instructions, directions, requests and demands delivered in connection herewith shall be made according to Section 13.02 of the Indenture.

IN WITNESS WHEREOF, the parties have caused this Second Supplemental Indenture to be duly executed, all as of the date first above written.

SOCIEDAD DE INVERSIONES PAMPA CALICHERA S.A., as Issuer

By:
Name:
Title:

DEUTSCHE BANK COMPANY AMERICAS, as Trustee

By:
Name:
Title:

By:
Name:
Title:

DEUTSCHE BANK LUXEMBOURG S.A., as Luxembourg Paying Agent and Listing Agent

By:
Name:
Title:

By:
Name:
Title: